FORM 6 - K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


                          For the month of August 2000
                         Commission File Number 0-29350


                                  VASOGEN INC.
                 (Translation of Registrant's name into English)


           2155 Dunwin Drive, Suite 10, Mississauga, Ontario, L5L 4M1
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20 - F or Form 40 - F.)

                     Form 20 - F   X           Form 40 - F
                                 -----                    -----

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                Yes           No   X
                                   ------       ------

This Form 6-K consists of:

A press release issued by Vasogen Inc. on August 14, 2000, entitled: "Vasogen to Conduct Quarterly Conference Call".


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    VASOGEN INC.


                                   By ____________________________
                                     (Name: Christopher  Waddick)
                                     (Title: Vice-President, Finance & CFO)

Date:  August 15, 2000

   Vasogen Inc.
                                                            INVESTOR CONTACT
   2155 Dunwin Drive
   Mississauga, ON, Canada L5L 4M1                          Glenn Neumann
   tel: (905) 569-2265   fax: (905) 569-9231                Investor Relations
   www.vasogen.com                                          (905) 569-9065
                                                            investor@vasogen.com

--------------------------------------------------------------------------------

FOR IMMEDIATE RELEASE


                  Vasogen to Conduct Quarterly Conference Call

Toronto, Ontario, (August 14, 2000) -- Vasogen Inc. (TSE:VAS; AMEX:MEW) will conduct a conference call on Tuesday, August 15, 2000 at 4:10 p.m. Eastern Time to provide a quarterly update. Interested parties are invited to attend by connecting 10 minutes prior to the call to one of the following:

               --------------------------------- -------------------------
               Direct Dial                                    416-231-6596
               --------------------------------- -------------------------
               Toll-free                                    1-800-361-1028
               --------------------------------- -------------------------
               Audio Web Cast* www.vasogen.com
               --------------------------------- -------------------------
                                                      *RealPlayer required


The conference call will be available for re-broadcast through August 18th and may be accessed by calling:

               ------------------- ------------------------ -----------------
               Direct Dial             416-640-1917          Passcode: 56377#
               ------------------- ------------------------ -----------------
               Toll-free             1-877-289-8525          Passcode: 56377#
               ------------------- ------------------------ -----------------

The audio web cast will also be available on Vasogen's website at www.vasogen.com.



  Vasogen is focused on developing immune modulation therapies to advance the treatment of cardiovascular, autoimmune and related inflammatory diseases. These therapies are designed to target fundamental disease-causing events, providing safe, effective treatment.

Statements contained in this press release, including those pertaining to scientific and clinical research, commercialization plans, strategic alliances, and intellectual property protection, other than statements of historical fact, are forward-looking statements subject to a number of uncertainties that could cause actual results to differ materially from statements made.